UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2007

Commission file number: 000-30910

O2MICRO INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this Form 6-K:

1.	Other Events

On May 3, 2007, O2Micro International Limited (the “Company”) issued its Annual Report for the year ended December 31, 2006, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference. On May 18, 2007, the Company began distribution of such Annual Report, back cover to such Annual Report, Annual Report insert, proxy statement and proxy card to the shareholders for the annual shareholders’ meeting to be held on June 21, 2007. A copy of the back cover to such Annual Report, Annual Report insert, proxy statement and proxy card is attached hereto as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5, respectively. Each is incorporated herein by reference.

2.	Exhibits

(a) Exhibits:

The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

(b)

EXHIBIT INDEX

Exhibit Number	Exhibit Title
99.1	2006 Annual Report
99.2	Back Cover to 2006 Annual Report
99.3	2006 Annual Report insert
99.4	Proxy Statement for the annual shareholders’ meeting to be held on June 21, 2007
99.5	Proxy Card for the annual shareholders’ meeting to be held on June 21, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

O2MICRO INTERNATIONAL LIMITED

June 29, 2007	By:	/s/ Sterling Du
Sterling Du Chief Executive Officer